Filed by Zoetis Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

June 24, 2013

Dear Colleagues,

Today, Zoetis becomes truly independent. As you will have seen in the press releases from Pfizer and Zoetis this morning, Pfizer has now completed its exchange offer for Zoetis shares and announced the preliminary results of the transaction. This marks the final milestone in the journey we have taken to become fully separate from Pfizer. You can learn more on the events and what this means in today’s press releases.

Significant, Although Not Everything Changes

The separation represents a significant event for our business and one that has been close to two years in the making. While many things will remain the same for us – our dedication to the livestock producers and veterinarians around the world who care for animals, the vision and mission of our organization, our drive to support our customers in ways that enable their own businesses to thrive – some things won’t.

Most notably, we will now operate fully independently, with a more diversified base of investors. We will also have new members joining our Board of Directors.

We will continue to partner with Pfizer on a number of issues, however. These involve the completion of our Transitional Service Agreements (TSAs) on programs related to services like those in BT and Human Resources, and continued collaboration on our Manufacturing Services Agreements (MSAs) to ensure we can continue to manufacture products for our customers.

Recognize the Milestone with Your Coworkers

I encourage you to take a moment to join with your co-workers and recognize the importance of this milestone and the journey we have taken – and the next phase that is still ahead of us.

In the meantime, thank you for your contributions to Zoetis, to our customers, and to the animals they care for.

Kind regards,

Juan Ramón Alaix
Chief Executive Officer

For immediate release:

June 24, 2013

Media Contacts:	Investor Contacts:
Bill Price	Dina Fede
1-973-443-2742 (o)	1-973-443-2969 (o)
william.price@zoetis.com

Elinore White	John O’Connor
1-973-443-2835 (o)	1-973-822-7088 (o)
elinore.y.white@zoetis.com

Zoetis Becomes Fully Independent

With Acceptance of Pfizer Shares Tendered in Exchange Offer

— Names Michael McCallister as Non-Executive Chairman of the Board

— Appoints Two New Board Members, Sanjay Khosla and Robert Scully

FLORHAM PARK, NJ, June 24, 2013 – Zoetis Inc. (NYSE: ZTS), the former animal health business of Pfizer Inc. (NYSE: PFE), opens a new chapter in the company’s history today, marking its separation from Pfizer and first day as a fully independent company.

“This is an historic day for Zoetis,” said Zoetis Chief Executive Officer Juan Ramón Alaix. “We are setting off on the next stage in our company’s life – pursuing our own initiatives and strategies as a fully independent company.”

“I am very proud of all the Zoetis colleagues who have prepared us for this day, while continuing to support our customers with the products, innovations and reliable supply they expect from us. We will continue serving our customers in ways that make a meaningful difference to their businesses and strengthen our position as the world leader in animal health,” said Alaix.

As of today, according to the terms of the exchange offer that commenced on May 22, 2013, Pfizer has accepted shares of Pfizer stock in exchange for all of its 400,985,000 shares of Zoetis common stock, according to the preliminary results of its exchange offer announced in a Pfizer press release today. Following Pfizer’s acceptance of shares of Pfizer common stock, Pfizer no longer holds any ownership interest in Zoetis, making Zoetis a fully independent company. Full details of the preliminary results are available in a separate press release issued this morning by Pfizer and on www.zoetisexchange.com. Final results of the exchange offer will be announced in the coming days.

Zoetis has also become one of the newest members of the S&P 500®. S&P Dow Jones Indices announced its intent to add Zoetis to the S&P 500 GICS (Global Industry Classification Standard) Pharmaceuticals Sub-Industry index after the close of trading on June 21.

Changes in Board of Directors

In related news, Zoetis announced the appointment of Michael McCallister as Non-Executive Chairman of the Zoetis Board of Directors. Mr. McCallister, former CEO of Humana, has served on the Zoetis Board since January 2013. Mr. McCallister replaces Frank D’Amelio, Executive Vice President, Business Operations and Chief Financial Officer of Pfizer, as Non-Executive Chairman of the Zoetis Board. Mr. D’Amelio will remain a director on the Zoetis Board.

Given the separation, which eliminates Pfizer’s ownership interest in Zoetis, certain Pfizer executives have stepped down from the Board: Geno Germano, Douglas Giordano, Charles Hill and Amy Schulman. Meanwhile, Zoetis appointed two new independent directors to the Board, effective as of the closing date of the exchange offer: Sanjay Khosla and Robert Scully. The Board will continue to evaluate additional board candidates to identify individuals with appropriate backgrounds and experience to guide the company’s strategic direction and contribute to the company’s success.

“The changes to our Board reflect our full independence from Pfizer and add valuable new experience to our leadership,” said Alaix. “I want to thank the exiting directors for their support and guidance in achieving our separation objectives and shaping our strategy for the future of Zoetis.”

Mr. Khosla brings more than 35 years of international business experience from his career with food, beverage and consumer product leaders such as Mondelez, Kraft and Unilever, where he managed various business units, particularly in developing markets. He also has animal health experience from his three-year tenure as Managing Director of Fonterra Brands and Food Service, a multi-national dairy cooperative based in New Zealand. Mr. Khosla serves on the board of Best Buy, Inc., a specialty retailer of consumer electronics, personal computers, entertainment software and appliances, and on the board of NIIT, Ltd., a company involved in technology-related educational services.

Mr. Scully served as a member of the office of the chairman of Morgan Stanley focusing on the firm’s key clients until January 2009, when he retired after nearly 35 years in the financial services industry. Mr. Scully brings global management experience, business development knowledge and investor insights to the Zoetis board. In addition to his roles at Morgan Stanley from 1996 through 2008, Mr. Scully held various positions in other banking and financial services companies throughout his career. He currently serves on the board of Kohlberg Kravis Roberts & Company (KKR), a global investment management firm.

About Zoetis

Zoetis (zō-EH-tis) is the leading animal health company, dedicated to supporting its customers and their businesses. Building on a 60-year history as the animal health business of Pfizer, Zoetis discovers, develops, manufactures and markets veterinary vaccines and medicines, with a focus on both farm and companion animals. The company generated annual revenues of $4.3 billion in 2012. It has more than 9,300 employees worldwide and a local presence in approximately 70 countries, including 29 manufacturing facilities in 11 countries. Its products serve veterinarians, livestock producers and people who raise and care for farm and companion animals in 120 countries. For more information on the company, visit www.zoetis.com.

Forward-Looking Statements

Information in this press release contains forward-looking statements, which reflect management’s expectations regarding future events and operating performance and speak only as of the date hereof. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the benefits of the split-off, including future financial and operating results, and each company’s plans, objectives, expectations and intentions, including the effect of adding new directors to replace Pfizer executives who have resigned, the addition of Zoetis as an S&P 500 company, and other statements that are not historical facts. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Pfizer and Zoetis with the SEC, such as annual and quarterly reports and the registration statement, the prospectus part thereof and related exchange offer documents. Pfizer and Zoetis disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Exchange Offer: Additional Information and Where to Find It

Zoetis has filed a registration statement on Form S-4 (File No. 333-188750) that includes a prospectus, dated May 22, 2013, as amended (the “Prospectus”), with the Securities and Exchange Commission (SEC). The Prospectus, which is included in the registration statement, contains important information about Pfizer, Zoetis, the exchange offer and related matters. Pfizer has delivered the Prospectus to its shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN ITS ENTIRETY THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY PFIZER AND ZOETIS WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. This announcement is for informational purposes only and is not an offer to sell, a solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

The Prospectus, documents related to the exchange offer and other documents filed with the SEC by Pfizer and Zoetis may be obtained at the SEC’s website at www.sec.gov or at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Copies of the Prospectus, and other documents filed with the SEC, can be obtained by mail from the SEC at the above address, at prescribed rates. A free copy of the Prospectus may be obtained by clicking on the appropriate link at www.zoetisexchange.com, a website maintained by Pfizer. Copies of the registration statement filed by Zoetis may also be obtained at www.zoetis.com.

Internet Posting of Information

We routinely post information that may be important to investors in the ‘Investors’ section of our web site at www.zoetis.com, on our Facebook page at http://www.facebook.com/zoetis and on Twitter @zoetis. We encourage investors and potential investors to consult our web site regularly and to follow us on Facebook and Twitter for important information about us.

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